Exhibit 99.8

KENMAR PREFERRED INVESTMENTS CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2009

UNAUDITED

ASSETS
Cash and cash equivalents	$551,119
Fees and other receivables	307,519
Due from affiliates, net	41,641
Investments in affiliated commodity pools	1,420,713
Property and equipment, net	12,721
Goodwill	782,656

Total assets	$3,116,369

LIABILITIES
Service fees and other fees payable	$219,505
Accrued expenses	298,914
Other liabilities	69,918
Notes payable	585,193
Interest payable	1,585

Total liabilities	1,175,115

STOCKHOLDER’S EQUITY
Common stock, $1 par value:
Authorized - 1,000 shares; issued and outstanding - 248 shares	2
Additional paid-in capital	5,307,841
Retained earnings (deficit)	(1,007,079)

4,300,764
Less: Cost of treasury stock - 148 shares of common stock	2,359,510
Total stockholder’s equity	1,941,254

Total liabilities and stockholder’s equity	$3,116,369